December 13, 2012

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Rhino Resource Partners LP

Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-34892

Ladies and Gentlemen:

Set forth below are the responses of Rhino Resource Partners LP (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2012, with respect to the Partnership’s Form 10-K for its fiscal year ended December 31, 2011, filed with the Commission on March 15, 2012.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Exhibits 31.1 and 31.2

1.                                      We note that the certifications of the company’s chief executive officer and chief financial officer set forth in Exhibit 31.1 and Exhibit 31.2, respectively, do not include the language contained in paragraph 4(b) of the certification set forth in Item 601(b)(31)(i) of Regulation S-K. Please confirm that in future filings the certifications required by Exchange Act Rule 13a-14(a) or Exchange Act Rule 15d-14(a) will be provided in their entirety.

RESPONSE:                            The Partnership confirms that it will include the certifications required by Exchange Act Rule 13a-14(a) or Exchange Act Rule 15d-14(a) in their entirety in future applicable Exchange Act reports.

Exhibit 95.1

Federal Mine Safety and Health Act Information

2.                                      Please confirm that in future filings you will revise footnote eight to reflect the number of pending legal actions in the categories listed in the footnote as required by the Instruction to Item 104(a)(3) of Regulation S-K.

RESPONSE:                            The Partnership confirms that it will reflect the number of pending legal actions in the categories listed in the footnote as required by the Instruction to Item 104(a)(3) of Regulation S-K in future applicable Exchange Act reports.

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The Partnership acknowledges that:

•                                          the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (859) 519-3606.

Very truly yours,

/s/ Richard A. Boone

Richard A. Boone
Senior Vice President and CFO.

Enclosures

cc:                                Pamela Howell (U.S. Securities and Exchange Commission)

Tiffany Piland (U.S. Securities and Exchange Commission)

David Zatezalo (Rhino Resource Partners LP)

Whitney Kegley (Rhino Resource Partners LP)

Brenda Lenahan (Vinson & Elkins)